Exhibit 14

MINING OIL, INC.

Code of Ethics and Business Conduct

This Code of Ethics and Business Conduct of Mining Oil, Inc., a Texas corporation (the “Company”), covers a range of business practices and procedures affecting the Chief Executive Officer, the Chief Financial Officer, and the Chief Accounting Officer or Controller of the Company or other persons performing similar senior financial functions (collectively, the “Covered Persons”). It does not cover every issue that may arise, but it sets out basic principles to guide the Covered Persons. The Company expects all Covered Persons to act in accordance with the highest standards of personal and professional integrity, to comply with all applicable laws, rules and regulations, to deter wrongdoing and abide by this Code of Ethics and Business Conduct and all other policies and procedures adopted by the Company that govern the conduct of its directors, officers and employees.

Honest and Ethical Conduct; Conflicts of Interest.

In carrying out their duties and responsibilities, all Covered Persons should engage in and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. All Covered Persons should strive to identify and raise potential issues before they lead to problems.

A conflict of interest occurs when an individual’s personal interest is adverse to, or otherwise in conflict with, the interests of the Company. Covered Persons should avoid taking actions that would create actual or apparent conflicts of interest. In those rare occasions in which an unanticipated conflict of interest may arise, the affected Covered Person should promptly bring the situation to the attention of the Company’s Chief Executive Officer, Chief Financial Officer, Chief Legal Officer or any member of the Company’s Audit Committee so that appropriate steps may be taken to eliminate the conflict or take other preventative or appropriate action. Conflicts of interest may involve not only situations in which a Covered Person has a direct personal interest, but also those in which a family member of a Covered Person has an interest or those in which the interest is indirect, such as through a corporation, partnership or other entity.

Full and Fair Disclosure.

It is the Company’s policy that the information in its public communications, including filings with the Securities and Exchange Commission, be timely, understandable, fair, complete and accurate in all material respects. All Covered Persons should exercise diligence and care to do their part in acting in furtherance of this policy. Covered Persons (1) are prohibited from knowingly misrepresenting, omitting, or causing others to misrepresent or omit, material facts about the Company to anyone having a role in the Company’s financial reporting and disclosure processes and (2) must not directly or indirectly take any action to coerce, manipulate, mislead or fraudulently influence the Company’s or its subsidiaries’ independent auditors or any internal accounting or auditing personnel for the purpose or with the effect of rendering the financial statements of the Company and its subsidiaries misleading, or direct anyone else to do so.

It is the responsibility of each Covered Person promptly to bring to the attention of a member of the Company’s Audit Committee any material information of which the individual may become aware that affects the disclosures made by the Company in its public filings or otherwise, and to otherwise assist the Audit Committee in fulfilling its responsibilities. In addition, each Covered Person will promptly bring to the attention of a member of the Audit Committee any information he or she may have concerning (1) significant deficiencies or material weaknesses in the design or operation of internal controls that could adversely affect the Company’s ability to record, process, summarize and report financial information or (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

Compliance With Laws and Regulations.

Covered Persons should comply with all applicable governmental laws, rules and regulations. Although no single individual is expected to know the details of all policies, laws, rules and regulations, it is important to know enough to determine when to seek advice or guidance. Each Covered Person should promptly bring to the attention of appropriate senior management or to a member of the Audit Committee evidence of any material violations of Company policies, or any laws, rules or regulations applicable to the Company, by the Company or anyone acting on its behalf.

Reporting of Violations of This Code.

Each Covered Person is responsible for reporting any violation of this Code of Ethics and Business Conduct, or circumstances which such individual considers to involve a possible violation, to a member of the Audit Committee. A person may choose to remain anonymous in reporting violations or circumstances that may involve a violation, and such person may do so by leaving an anonymous concern on the Company’s Hotline, the phone number for which will be posted on the Company’s website, or by sending an e-mail to Chris Stacy at [castacypc@aol.com] or such other email address that the Company may post on its website from time to time.

Accountability.

Each Covered Person will be held accountable for his or her adherence to this Code of Ethics and Business Conduct. The failure to observe the terms of this Code of Ethics and Business Conduct may result in disciplinary action, up to and including discharge or termination of service with the Company. Violations of this Code of Ethics and Business Conduct may also constitute violations of law that may result in civil and criminal penalties.

Waivers.

No waiver of any part of this Code of Ethics and Business Conduct may be made, except as permitted by this section. Any request for a waiver must be submitted in writing to the Audit Committee and must include a detailed description of the transaction, details and circumstances for which the waiver is requested. Any waiver made by the Audit Committee will be promptly disclosed as required by law, the regulations of the Securities and Exchange Commission and the rules and regulations of any stock exchange, automated quotation system or over-the-counter trading system on which the Company’s securities are listed or admitted for trading.

Non-Retaliation.

The Company prohibits retaliation of any kind against individuals who have made good faith reports or complaints of violations of this Code of Ethics and Business Conduct or other known or suspected illegal conduct. If a Covered Person suspects that he or she has been retaliated against for reporting possible misconduct, the Covered Person should contact a member of the Audit Committee or report the suspected retaliation by leaving an anonymous concern on the Company’s Hotline (713) 527-9991, the phone number for which will also be posted on the Company’s website, or by sending an e-mail to [castacypc@aol.com] or such other email address that the Company may post on its website from time to time.

Compliance Officer.

The Compliance Officer for purposes of this Code of Ethics and Business Conduct is the Chief Legal Officer of the Company. The Chief Legal Officer can be reached at 713-527-9991. You can send a letter to the Chief Legal Officer, that can be anonymous, at the following address: Chief Legal Officer, Mining Oil, Inc., 1001 Fannin, Suite 270, First City Tower, Houston, Texas 77002 [or call the Company’s Hotline, 713-520-9222. An anonymous concern can be left on the Company’s Hotline.]

Compliance Procedures.

All Covered Persons are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical conduct. The Company and all Covered Persons must work together to ensure prompt and consistent action against violations of this Code of Ethics and Business Conduct. However, in some situations it is difficult to know if a violation has occurred. Since it is not possible to anticipate every situation that will arise, the Company has set forth below a way to approach new questions or problems. The following are guidelines you should follow in connection with your responsibilities under this Code of Ethics and Business Conduct:

•	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

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Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the available alternatives. Use judgment and common sense.

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Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process.

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Seek help from Company resources. In the event that it may not be appropriate or you do not feel comfortable discussing an issue with your supervisor, contact the Company’s Compliance Officer or an Audit Committee member.

•	Always ask first, act later. If you are unsure of what to do in any situation, seek guidance before you act.

Administration

The Board of Directors of the Company has delegated to the Audit Committee the authority to administer, interpret, and enforce this Code of Ethics and Business Conduct. The Audit Committee will review and reassess the adequacy of this Code of Ethics and Business Conduct annually and recommend any proposed changes to the Board of Directors of the Company.

No Rights Created

This Code of Ethics is a statement of certain fundamental principles, policies, and procedures that govern the Covered Persons in the conduct of the Company’s business. It is not intended to and does not create any rights for any employee, vendor, supplier, customer, contractor, competitor, shareholder or any other third party.

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